Exhibit 21

Subsidiaries of National Bancshares Corporation

First National Bank, a national bank, is 100% owned by National
Bancshares Corporation. NBOH Properties, L.L.C., an Ohio L.L.C., is 100% owned by National Bancshares Corporation. First Kropf Title, L.L.C., an Ohio limited liability company, is 49% owned by First National Bank.